

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

August 28, 2008

via U.S. Mail

Mr. Michael Hart, President
AMG Oil Ltd.
2800 – 600 17th Street
South Denver, CO 80202-5402

> **Re:** **AMG Oil Ltd.**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed August 15, 2008**
> **File No. 333-149574**

Dear Mr. Hart:

We have reviewed your response letter and amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Material United States Federal Income Tax Consequences, page 22

1. We note your revised disclosure in this section regarding the United States federal income tax consequences of the continuation for U.S. shareholders, and the related tax opinion provided by counsel. We note also that the opinion of counsel that shareholders will not be required to recognize gain on the transfer of their shares in connection with the continuation is based on the assumption that Section

7874 of the Internal Revenue Code will not apply to the continuation. Because such assumption is subject to uncertainty, please add related risk factor disclosure.

Material Canadian Income Tax Consequences, page 27

2.   You indicate in your prospectus that the continuation should not give rise to any liability for Canadian income tax to any holder, regardless of the holder's fiscal residence. However, the related opinion of counsel does not opine that the continuation should not give rise to any such liability and states instead that the related policy of the CRA is not law and that therefore counsel is not able to express a legal opinion based on it. As a result, there appears to be uncertainty regarding whether the continuation will give rise to liability for Canadian income tax for shareholders. Please provide relevant disclosure regarding this uncertainty in your prospectus.

Exhibits

3.   Please obtain and file revised tax opinions that do not limit reliance by shareholders.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

        We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the

Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Laura Nicholson at (202) 551-3584 or, in her absence, Mellissa Campbell Duru at (202) 551-3757 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: L. Nicholson

via facsimile

Michael H. Taylor, Esq.
(604) 893-2669